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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2004

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [  ]    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                Yes [  ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                Yes [  ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                               Yes  [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               NEUROCHEM INC.
  May 21, 2004
                       By:                       /s/ David Skinner
                            ----------------------------------------------------
                                                   David Skinner
                                             Director, Legal Affairs,
                                      General Counsel and Corporate Secretary





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[NEUROCHEM LOGO]                               NEUROCHEM INC.
                                               275 Armand-Frappier Blvd
                                               Laval, Quebec, Canada H7V 4A7


                             NEUROCHEM TO PRESENT AT
             BANC OF AMERICA SECURITIES' HEALTH CARE CONFERENCE AND AT UBS 2004 GLOBAL SPECIALTY PHARMACEUTICALS CONFERENCE

MONTREAL, CANADA, MAY 20, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that on Friday, May 21, 2004, Dr. Francesco Bellini, Chairman and CEO, will present Neurochem's overall strategy and progress to date at the Banc of America Securities' Health Care Conference to be held in Las Vegas, Nevada. The presentation will take place at 12:00 noon (PT). The corporate presentation will be available on the Company's website at http://www.neurochem.com/Investor.htm#Presentation.

An audio webcast of Neurochem's presentation can also be accessed at http://www.veracast.com/webcasts/bas/healthcare-2004/id65307697.cfm.
This webcast will be available through to June 4, 2004.

Dr. Bellini will also present at the UBS 2004 Global Specialty Pharmaceuticals Conference in New York City on May 24, 2004, at 3:30 P.M. (EDT). This presentation will be available on the Company's website at http://www.neurochem.com/Investor.htm#Presentation.

A webcast of this presentation can be accessed at: www.ibb.ubs.com and will be available through to June 25, 2004.

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug and a Fast Track Product candidate, is in a Phase II/III clinical trial for AA Amyloidosis. Alzhemed(TM) and Cerebril(TM), for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, respectively, have both completed a Phase II clinical trial. For additional information on Neurochem, please visit our website at: www.neurochem.com.


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Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.


FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (450) 680-4570
Fax: (450) 680-4501



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